Exhibit 99.38

CHANGE OF STATUS REPORT NOTICE PURSUANT TO SECTION 11.2 OF
NATIONAL INSTRUMENT 51-102 - CONTINUOUS DISCLOSURE OBLIGATIONS

TO:	British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission of New Brunswick

Nova Scotia Securities Commission

Office of the Superintendent of Securities, Prince Edward Island

Office of the Superintendent of Securities, Service Newfoundland and Labrador

Office of the Superintendent of Securities, Government of Yukon

Office of the Superintendent of Securities, Government of Nunavut

Office of the Superintendent of Securities, Government of the Northwest Territories

RE:	Highlander Silver Corp. (the “Issuer”) – Change of status report pursuant to Section 11.2 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

The Issuer hereby reports that as at market open on May 13, 2025, the common shares of the Issuer began trading on the Toronto Stock Exchange. Accordingly, the common shares of the Issuer have been voluntarily delisted from the Canadian Securities Exchange and the Issuer has ceased to be a “venture issuer” as defined in NI 51-102.

DATED June 2, 2025.

(signed) Tom Ladner
Tom Ladner
General Counsel